Keegan  Resources Inc.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated January 23, 2007 with regards to Registration Statement on Form 20-F/A#1 filed on December 27, 2006.

Comment Number	Page	Response

1	1, 5, 8, 9, 10, 41, 45, 46, 48, 50, 51, 52	The disclosure has been updated.

2	11	The disclosure has been revised.

3	9	The disclosure has been revised to include that in the auditor’s opinion notes, he has stated that there is substantial doubt about the Company’s ability to continue as a going concern.

4	10, 20, 24, 27, 28	The disclosure has been revised as requested

5	17, 57	The last sentence mitigating the risk has been removed. The disclosure now appears on pages 17 and 57.

6	16, 17	The disclosure re: contracts has been expanded to include this material.

7	16, 17	The disclosure has been expanded to include this material.

Sincerely,

/s/  Michael Bebek

Michael Bebek

Corporate Secretary